UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: September 1, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the news release of UBS Group AG which appears immediately following this page.

UBS

1 September 2015

News Release

UBS Group AG confirms successful completion of SESTA procedure and payment date of supplementary dividend

UBS Group AG successfully completes SESTA procedure and holds 100% in UBS AG.

UBS AG’s shares were traded the last time on SIX Swiss Exchange on 27 August 2015.

UBS Group AG to pay supplementary dividend of CHF 0.25 per share to its shareholders on 22 September 2015.

Zurich, 1 September 2015 – UBS AG and UBS Group AG announced on 19 August 2015 the successful completion of a procedure under article 33 of the Swiss Stock Exchange Act (the “SESTA Procedure”), pursuant to which all UBS AG shares that remained publicly held were cancelled and UBS Group AG shares were delivered as compensation. UBS Group AG initiated the SESTA Procedure after the successful completion of the 2014 exchange offer by UBS Group AG to acquire all issued shares of UBS AG.

The SESTA Procedure has now been successfully completed. Today, UBS Group AG holds 100% of the issued shares of UBS AG. The UBS AG shares traded on SIX Swiss Exchange for the last time on 27 August 2015. As a result only UBS Group AG shares are now traded on SIX Swiss Exchange and on the New York Stock Exchange.

As previously announced, UBS Group AG will distribute the supplementary dividend of CHF 0.25 per share, as approved by the 2015 Annual General Meeting on 7 May 2015, to UBS Group AG shareholders on 22 September 2015. The ex-dividend date for this supplementary dividend, meaning the date from which the UBS Group AG shares will be traded without the right to receive the supplementary dividend, will be 18 September 2015. The record date will be 21 September 2015. Every shareholder holding UBS Group AG shares on this date is entitled to receive the supplementary dividend on the UBS Group AG shares. The supplementary dividend will be paid out of capital contribution reserves. For US federal income tax purposes, UBS expects the dividend will be paid from current or accumulated earnings and profits.

UBS Group AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and Form F-4 (Registration number 333-199011), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: September 1, 2015